                                                                  Exhibit (c)(3)

                                                           FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION:

                  CARLYLE REAL ESTATE LIMITED PARTNERSHIP-VII
                      ANNOUNCES LIQUIDATING DISTRIBUTION;
                       RECOMMENDS AGAINST ACCEPTANCE OF
                             INFERIOR TENDER OFFER

     Chicago, May 26, 1998--Carlyle Real Estate Limited Partnership-VII (the "Partnership") announced today that it will make a distribution in May of $1,050 per interest in the Partnership payable to interest holders of record as of the close of business on May 22, 1998. Judd D. Malkin, chairman of JMB Realty Corporation, the corporate general partner of the Partnership, stated, "The distribution is being made in connection with liquidation of the Partnership now that it has sold its last remaining real property interest, and a final distribution, which could be as much as $40-$80 per interest, may be made at year-end, depending on the costs of winding down the Partnership."

     The Partnership also announced that in response to a tender offer made by a group that includes affiliates of MacKenzie Patterson, Inc. to purchase up to 2,700 interests in the Partnership at a purchase price of $800 per interest, a special committee consisting of certain directors of JMB has concluded that the offer is inadequate and has recommended against acceptance of the offer to the Partnership's interest holders. Mr. Malkin stated, "In view of the cash distribution of $1,050 per Interest to be made in May, it should be self-evident to interest holders that the $800 offer is inadequate." He pointed out, "Any interest holder who accepted the offer would not receive the benefit of the substantially superior liquidating distributions to be made by the Partnership."